Exhibit 99.3

NICE Received Highest Score for Attended Automation Use Case In 2022 Gartner®
Critical Capabilities for Robotic Process Automation Report

NICE RPA received the highest use-case score among all vendors for Attended Automation and ranked in the top
5 for the Unattended Automation use case

Hoboken, N.J., November 14, 2022 – NICE (Nasdaq: NICE) today announced that NICE has received the highest score for the Attended Automation use case in the 2022 Gartner Critical Capabilities for Robotic Process Automation research report. NICE was one of 15 vendors evaluated in this report. NICE also ranked in the top 5 for the Unattended Automation use case. Click here to access a complimentary copy of the report.

NICE believes that its ranking is influenced by NEVA (NICE Employee Virtual Attendant), an agent personal assistant with built-in capabilities for real-time speech analytics. NEVA enables intelligent process optimization while unleashing employees’ potential to ensure exceptional customer experiences. NICE’s expansion of its automation discovery solution, with advanced snapshots and a ‘click to automation’ for faster development, is highly appreciated by its customers as well as helps with their citizen development efforts.

This recognition in the 2022 Gartner Critical Capabilities for Robotic Process Automation report joins NICE’s earlier recognitions this year as the only vendor named a Leader by Gartner in both the 2022 Magic Quadrant™* reports for Robotic Process Automation and CCaaS.

Barry Cooper, President, CX Division, NICE, said, “We are very pleased to have scored highest in the Attended Automation Use Case in the 2022 Gartner Critical Capabilities for Robotic Process Automation Report, which we believe reflects our commitment to propelling frictionless customer experience to the next level. Today’s digital consumers expect more, and only organizations who leverage digital and AI capabilities, like RPA, will continue to lead into the future.”

Click here for complimentary access to the full report.

Gartner Disclaimers

GARTNER and Magic Quadrant are registered trademarks and service mark of Gartner, Inc. and/or its affiliates in the U.S. and internationally and is used herein with permission. All rights reserved. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Sources:
Gartner, Critical Capabilities for Robotic Process Automation, By Analyst(s): Saikat Ray, Arthur Villa, Paul Vincent, Melanie Alexander, Published 22 August 2022

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.